CONSENT OF THOMAS GARAGAN

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013, (ii) the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, (iii) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, (iv) mineral resource estimates for the Otjikoto project, (v) mineral resource estimates for the Masbate project, (vi) mineral resource estimates for the Fekola project and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2017, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Thomas Garagan
Thomas Garagan
March 31, 2017